SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated February 9, 2004 on Waiver Application for the Connected Transactions with China Telecommunications Corporation and its subsidiaries/associates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: February 9, 2004	By: (Sd.) Hubert Chak
Name: Hubert Chak
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS WAIVER APPLICATION

The Group from time to time enters into transactions with the CTC Group relating to the Services. These transactions constitute connected transactions for the Company under Rule 14.25(1) of the Listing Rules. Details of these transactions have, where applicable, been described in the Announcements.

It is anticipated that the Group will continue to enter into such connected transactions with the CTC Group on a regular basis. The Company wishes to announce that it has applied to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements stipulated under Rule 14.25(1) of the Listing Rules in respect of such transactions. The waiver will be effective for the financial year ending December 31, 2004.

Terms used in this announcement are defined in the last paragraph of this announcement headed “Definitions”.

CONNECTED TRANSACTIONS

Unihub is a 50%:50% equity joint venture established in the PRC by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin, a wholly-owned subsidiary of CTC. Unihub is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of Unihub.

CTC is regarded as a connected person of the Company because: (i) China Huaxin, a wholly-owned subsidiary of CTC, is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company; and (ii) CTC is an associate of China Huaxin. Accordingly, members of the CTC Group are connected persons (as defined in the Listing Rules) of the Company and transactions between the Group and the CTC Group will constitute connected transactions for the Company under the Listing Rules.

The Group from time to time enters into transactions with the CTC Group relating to the Services. Details of these transactions with an aggregate value of RMB144,209,889.65 (approximately HK$136,047,064) have, where applicable, been described in the Announcements.

While the transactions between the Group and the CTC Group will depend on the respective business requirements of the Group and the CTC Group, it is anticipated that the Services to be provided by the Group to the CTC Group (including transactions similar to those described in the Announcements) will be on a regular basis.

The consideration for each of the Transactions will be a fixed sum set out in the agreement between the parties, settled by way of cash and determined by arm’s length negotiations between the parties with reference to (i) the estimated costs of the provision of the relevant Services to the CTC Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same.

REASONS FOR THE TRANSACTIONS

The Company is one of Asia's leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure. The Company provides the Services principally through its subsidiaries (including Unihub which was established primarily to provide solutions and services in relation to the management of information systems and application solutions in the PRC). A major part of Unihub's business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within the PRC.

CTC is a telecommunications provider of wireline telephone, data, Internet and leased line services nationwide throughout the PRC.

It is considered that the Transactions will be consistent with the commercial objectives of the Group and it is anticipated that the Transactions will further strengthen the Group’s position as a provider of the Services within the PRC.

The Directors believe that the Transactions will be entered into in the ordinary and usual course of business of the Company, on normal commercial terms and will be in the interests of the Company and are of the view that the terms of the Transactions will be fair and reasonable so far as the shareholders of the Company are concerned.

WAIVER APPLICATION

As mentioned above, it is anticipated that the Transactions will occur on a regular basis. Any Transaction will constitute a connected transaction for the Company under the Listing Rules for so long as members of the CTC Group remain as connected persons within the meaning of the Listing Rules and will be subject to disclosure under Rule 14.25(1) of the Listing Rules if the other relevant provisions of Chapter 14 of the Listing Rules do not apply. Given the anticipated recurring nature of the Transactions, it would be impracticable and unduly burdensome for the Company to make separate press announcements on each occasion a Transaction is entered into.

The Company has therefore applied for a conditional waiver from the Stock Exchange from strict compliance with the disclosure requirements stipulated under Rule 14.25(1) of the Listing Rules in respect of the Transactions on each occasion such requirements arise for an aggregate value of the Transactions for the financial year ending December 31, 2004 not exceeding HK$412 million which represents 1% of the Company’s modified assets basis as described in the Company’s announcement dated September 3, 2003. The Company and CTC established Unihub in June 2003 and the aggregate value of the transactions described in the Announcements was RMB144,209,889.65 (approximately HK$136,047,064). The annual limit of HK$412 million which represents 1% of the Company’s modified assets basis as described in the Company’s announcement dated September 3, 2003 has been determined by reference to the nature and value of the transactions with the CTC Group during the financial year ended December 31, 2003 and the existing scale and operation of the Group’s business within the PRC. The waiver will be effective for the financial year ending December 31, 2004.

The waiver is subject to the following conditions:

1.	the Transactions shall be:

a)	entered into by the Group in the ordinary and usual course of its business;

b)	conducted on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

c)	entered into either (i) in accordance with the terms of the agreements governing the Transactions; or (ii) where there are no such agreements, on terms no less favourable than those available to or from independent third parties;

2.	the aggregate value of the Transactions for the financial year ending December 31, 2004 shall not exceed HK$412 million which represents 1% of the Company’s modified assets basis as described in the Company’s announcement dated September 3, 2003;

3.	the independent non-executive Directors shall review the Transactions for the financial year ending December 31, 2004 and confirm in the Company’s annual report for that financial year that the Transactions have been conducted in the manner stated in paragraphs 1 and 2 above;

4.	the auditors of the Company shall review the Transactions for the financial year ending December 31, 2004 and confirm in a letter to the board of Directors (a copy of which shall be provided to the Stock Exchange) that:

	a)	the Transactions have received approval from the board of Directors;

	b)	the Transactions have been entered into in accordance with the terms of the agreements governing the Transactions or where there are no such agreements, on terms no less favourable than those available to or from independent third parties; and

	c)	the aggregate value of the Transactions does not exceed the annual limit described in paragraph 2 above.

Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the letter described above, the Directors shall contact the Stock Exchange immediately; and

5.	details of the Transactions as required under Rule 14.25(1)(A) to (D) of the Listing Rules shall be disclosed in the annual report of the Company for the financial year ending December 31, 2004, together with a statement of the opinion of the independent non-executive Directors referred to in paragraph 3 above.

If the values of the Transactions exceed the annual limit as described in paragraph 2 above or if the Group enters into any new agreements or arrangements with any connected persons (within the meaning of the Listing Rules) in the future, the Company will comply with the relevant provisions of Chapter 14 of the Listing Rules dealing with connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Announcements”	the announcements of the Company dated September 16, 2003, September 19, 2003, September 24, 2003 and November 4, 2003 and December 31, 2003 respectively in relation to transactions between the Group and the CTC Group

“associates”	has the meaning given to that term under the Listing Rules

“China Huaxin”	China Huaxin Post and Telecommunications Economy Development Centre, a company established under the laws of the PRC

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and listed on the Stock Exchange with American Depositary Receipts listed on the New York Stock Exchange, Inc.

“CTC”	China Telecommunications Corporation, a joint stock limited company established under the laws of the PRC

“CTC Group”	CTC and its subsidiaries and associates

“Directors”	the directors of the Company, including independent non-executive directors

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“Services”	services provided and to be provided by the Group relating to solutions and system integration services, project management, advisory, training, application development, design, maintenance and implementation services, equipment and equipment installation products and services that support a variety of telecommunications products and services within the PRC, voice and data communication products and services (including without limitation to bandwidth service), and the acquisition or sale or delivery of international and associated domestic connectivity products and services and/or telephone traffic minutes of use

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transactions”	the proposed transactions relating to the provision of the Services by the Group to the CTC Group mentioned in this announcement

“Unihub”	Unihub China Information Technology Company Limited, a company established under the laws of the PRC

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, February 9, 2004